                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                AMENDMENT NO. 3

                                      TO
                                SCHEDULE 13E-3
                                (Rule 13e-100)
                             TRANSACTION STATEMENT
        UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934 AND
                             RULE 13e-3 THEREUNDER

                            COLONIAL HOLDINGS, INC.
                  -------------------------------------------
                             (Name of the Issuer)

                            COLONIAL HOLDINGS, INC.
                                 GAMECO, INC.
                           GAMECO ACQUISITION, INC.
                               JEFFREY P. JACOBS
                       RICHARD E. JACOBS REVOCABLE TRUST

                               RICHARD E. JACOBS
                            CD ENTERTAINMENT, LTD.
                  -------------------------------------------
                      (Names of Persons Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                  -------------------------------------------
                         (Title of Class of Securities)

                        195746 10 2 Class A Common Stock
                        195746 20 1 Class B Common Stock
                  -------------------------------------------
                     (CUSIP Number of Class of Securities)

                  -------------------------------------------

Jeffrey P. Jacobs                       Richard E. Jacobs, Trustee      Ian M. Stewart, President and
Chief Executive Officer                 25425 Center Ride Road          Chief Financial Officer
Gameco, Inc.                            Cleveland, Ohio 44145           Colonial Holdings, Inc.
Gameco Acquisition, Inc.                (440) 871-4800                  10515 Colonial Downs Parkway
1001 North U.S. Highway One, #710                                       New Kent, Virginia 23124
Cleveland, Ohio 44113                                                   (804) 966-7223
(561) 575-4006

   (Names, Addresses and Telephone Numbers of Persons Authorized to Receive
     Notices and Communications on Behalf of the Persons Filing Statement)
        --------------------------------------------------------------

                                   COPIES TO:

Edward G. Ptaszek, Jr., Esq.    James L. Weinberg, Esq.                  Robert L. Ruben, Esq.
Robert A. Weible, Esq.          Hirschler, Fleischer, Weinberg, Cox      Edward A. Friedman, Esq.
Baker & Hostetler LLP           & Allen                                  Ruben & Aronson, LLP
1900 East 9/th/ Street          701 East Byrd St.                        3299 K Street, N.W. -- Suite 403
Cleveland, Ohio  44114          Federal Reserve Bank Bldg. Fl. 15        Washington, D.C.  20007
(216) 621-0200                  Richmond, VA 23219                       (202) 965-3600


This statement is filed in connection with (check the appropriate box):

a.    /x/     The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.    /  /    The filing of a registration statement under the Securities Act of
              1933.

c.    /  /    A tender offer.

d.    /  /    None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: /x/

                           CALCULATION OF FILING FEE

          -------------------------------------------------------------
              Transaction valuation*           Amount of filing fee
                    $4,820,000                        $964.00
          -------------------------------------------------------------

   * For purposes of calculating the filing fee only. The transaction applies to an aggregate of 4,071,072 shares of Class A Common Stock (including 175,850 options to purchase Class A Common Stock), $0.01 par value and 232,500 shares of Class B Common Stock (the "Common Stock"), of Colonial Holdings, Inc., calculated as follows: 5,840,223 shares of Class A Common Stock issued and outstanding less 1,945,000 shares of Class A Common Stock then owned by Gameco, Inc. ("Gameco") or any affiliate of Gameco and 1,452,500 shares of Class B Common Stock issued and outstanding less 1,220,000 shares of Class B Common Stock then owned by Gameco or any affiliate of Gameco. The proposed maximum aggregate value of the transaction is $4,820,000 calculated as follows: the product of (a) 4,303,572 shares of Common Stock and (b) $1.12. In accordance with Rule 0-11 under the Act, the filing fee is determined by multiplying the transaction valuation by one-fiftieth of one percent.

         --------------------------------------------------------------

/x/ Check the box if any part of the fee is offset as provided by Exchange Act
    Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.


Amount Previously Paid:   $964.00
Form or Registration No.: Amendment No. 2 Preliminary Proxy Statement on
Schedule 14A
Filing Party: Colonial Holdings, Inc.
Date Filed: November 20, 2001

                                 INTRODUCTION

     This Amendment No. 3 to Schedule 13E-3 Transaction Statement (the "Statement") is being filed in connection with the filing by Colonial Holdings, Inc. ("Colonial") with the Securities and Exchange Commission (the "Commission") on December 4, 2001 of an amended preliminary proxy statement on Schedule 14A (the "Proxy Statement") in connection with a special meeting of Colonial's shareholders. At such meeting, Colonial's shareholders will be asked to vote to adopt and approve an Agreement and Plan of Merger, dated as of June 11, 2001 as amended November 16, 2001 (the "Merger Agreement"), by and between Colonial, Gameco Acquisition, Inc. ("Acquisition"), a Virginia corporation, Gameco, Inc. ("Gameco"), a Delaware corporation, and Jeffrey P. Jacobs. Under the Merger Agreement, Acquisition will be merged with and into Colonial and Colonial will be the surviving corporation. Gameco is the sole shareholder of Acquisition. As a result of the merger, Colonial will become a wholly owned subsidiary of Gameco and Colonial's shareholders (other than Gameco, Acquisition, CD Entertainment Ltd. and their affiliates) will be entitled to receive $1.12 per share in cash for their shares of Colonial common stock.


     The ownership structure of Gameco consists of a 50% interest held by Jeffrey P. Jacobs, Chairman, Chief Executive Officer, and principal shareholder of Colonial, and a 50% interest held by the Richard E. Jacobs Revocable Trust (the "Trust"). Richard E. Jacobs, the sole trustee of the Trust, is Jeffrey P. Jacobs' father. Mr. Jacobs and the Trust are current owners of CD Entertainment, Ltd. which owns approximately 43.5% of Colonial's outstanding common stock. Upon consummation of the merger, Jeffrey P. Jacobs and the Trust will own equally all of the voting equity securities of Gameco, and Gameco, will own all of the common stock of Colonial.

     The following responses and cross-references are being supplied pursuant to General Instructions F and G to Schedule 13E-3 and show the locations in the Proxy Statement (including all attachments thereto) of the information required to be included in response to the items of this Schedule 13E-3. The information set forth in the Proxy Statement, including all attachments thereto, is hereby expressly incorporated by reference and the responses to each item of this
Schedule 13E-3 are qualified in their entirety by reference to the information contained in the Proxy Statement and the attachments thereto.


   ITEM 1. SUMMARY TERM SHEET.

   The information set forth in the sections of the Proxy Statement entitled "Questions and Answers About the Merger" and "Summary Term Sheet" is incorporated herein by reference.

   ITEM 2. SUBJECT COMPANY INFORMATION.

   (a) The information set forth in the section of the Proxy Statement entitled "Summary Term Sheet" is incorporated herein by reference.

   (b)-(d) The information set forth in the section of the Proxy Statement entitled "Price Range of Common Stock and Dividends" is incorporated herein by reference.

   (e) Not applicable.

   (f) Not applicable.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSONS.

   (a) The information set forth in the sections of the Proxy Statement entitled "Directors and Management" and "Summary Term Sheet" is incorporated herein by reference.

   (b) The information set forth in the section of the Proxy Statement entitled "The Parties" is incorporated herein by reference.

   (c) None of Colonial, Gameco, Gameco Acquisition, CD Entertainment, Ltd., Jeffrey P. Jacobs, Richard E. Jacobs, or the Trust (i) has been convicted in a criminal proceeding during the past five years (excluding any traffic violation or similar misdemeanor) or (ii) has been a party to any judicial or administrative proceeding during the past five years (except for any matter that was dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining it or him from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. All of the filing entities referred to above were organized under the laws of a state of the United States. Richard E. Jacobs and Jeffrey P. Jacobs are citizens of the United States.

   (d) Not applicable.

ITEM 4. TERMS OF THE TRANSACTION.

   (a) The information set forth in the cover page of the Proxy Statement and in the section entitled "The Merger Agreement" is incorporated herein by reference.

   (c) The information set forth in the sections of the Proxy Statement entitled "Special Factors - Interests of Certain Shareholders and Directors in the Merger" is incorporated herein by reference.

   (d) The information set forth in the section of the Proxy Statement entitled "No Dissenters' Rights " is incorporated herein by reference.

   (e) None

   (f) Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AMENDMENTS.

   (a)-(c) The information set forth in the sections of the Proxy Statement entitled "Special Factors - Background of the Merger" and "Certain Relationships and Related Transactions" are incorporated herein by reference.


   (e) The information set forth in the sections of the Proxy Statement entitled "The Merger Agreement," is incorporated herein by reference. In addition, the information set forth in Colonial Holdings, Inc.'s Registration Statement filed on Form S-1 in the section entitled "Registration Rights Agreement" is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

   (b)-(c) The information set forth in the section of the Proxy Statement entitled "Plans for Colonial if the Merger Occurs," is incorporated herein by reference.

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

   (a)-(d) The information set forth in the section of the Proxy Statement entitled "Special Factors" is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

   (a)-(b) The information set forth in the sections of the Proxy Statement entitled "Special Factors - Reasons for the Merger and Recommendation of the Board of Directors" is incorporated herein by reference.

   (c) The information set forth in the section of the Proxy Statement entitled "Information Concerning the Special Meeting - Required Vote" is incorporated herein by reference.

   (d) The information set forth in the section of the Proxy Statement entitled "Special Factors - Background of the Merger" is incorporated herein by reference.

   (e) The information set forth in the section of the Proxy Statement entitled "Special Factors - Reasons for the Merger and Recommendation of the Board of Directors" is incorporated herein by reference.

   (f) The information set forth in the section of the Proxy Statement entitled "Special Factors - Background of the Merger" is incorporated herein by reference.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

   (a)-(c) The information set forth in the sections of the Proxy Statement entitled "Special Factors- Opinion of Financial Advisor" is incorporated herein by reference.

ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

   (a) and (d) The information set forth in the section of the Proxy Statement entitled "Financing of the Merger" is incorporated herein by reference.

   (b) None.

   (c) The information set forth in the section of the Proxy Statement entitled "Fees and Expenses" is incorporated herein by reference.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

   (a) The information set forth in the section of the Proxy Statement entitled "Securities Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

   (b) None.

ITEM 12. THE SOLICITATION OR RECOMMENDATION

   (d) and (e) The information set forth in the sections of the Proxy Statement entitled "Special Factors - Interests of Certain Shareholders and Directors in the Merger," and "Special Factors -- Position of Gameco, Gameco Acquisition, CD Entertainment Ltd., Jeffrey P. Jacobs, Richard E. Jacobs, and the Trust as to the Fairness of the Merger" is incorporated herein by reference.

ITEM 13. FINANCIAL STATEMENTS.

   (a)(1) The financial statements set forth in the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2000, are incorporated herein by reference.

   (2) The information set forth in the quarterly report on Form 10-Q filed by Colonial for the Period Ended September 30, 2001, is incorporated herein by reference.

   (3)-(4) The information set forth in the section of the Proxy Statement entitled "Selected Consolidated Financial Data of Colonial" is incorporated herein by reference.

   (b) The information set forth in the section of the Proxy Statement entitled "Unaudited Pro Forma Consolidated Financial Statements of Gameco, Inc." is incorporated herein by reference.

ITEM 14. PERSONS/ASSETS EMPLOYED, RETAINED COMPENSATED OR USED.

   (a) and (b) The information set forth in the section of the Proxy Statement entitled "Information Concerning the Special Meeting - Proxy Solicitation" is incorporated herein by reference.

ITEM 15. ADDITIONAL INFORMATION.

     Additional information is set forth in the Proxy Statement which is
incorporated herein by   reference in its entirety.

ITEM 16. EXHIBITS.

     The following are filed with this Amendment No. 3 to Schedule 13E-3 pursuant to Item 1016 of Regulation M-A.

     (a)(1) Preliminary copy of Letter to Shareholders from Stephen D. Peskoff incorporated by reference to Schedule 14A filed by Colonial on December 4, 2001, and attached hereto as Exhibit (a)(3).

     (a)(2) Preliminary copy of Notice of Special Meeting of Shareholders incorporated by reference to Schedule 14A filed by Colonial on December 4, 2001, and Preliminary Proxy Statement attached hereto as exhibit (a)(3).

     (a)(3) Preliminary Proxy Statement, incorporated by reference to Schedule 14A filed by Colonial on December 4, 2001, including form of proxy card.

                                   SIGNATURES


     After due inquiry and to the best of its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                              COLONIAL HOLDINGS, INC.


                              By: /s/ Ian M. Stewart
                                 ------------------

                              Name:  Ian M. Stewart
                              Title: President and Chief Financial Officer
                              Date:  December 4, 2001


                              GAMECO, INC.


                              By: /s/ Jeffrey P. Jacobs
                                  ---------------------

                              Name:  Jeffrey P. Jacobs
                              Title: President
                              Date:  December 4, 2001


                              GAMECO ACQUISITION, INC.


                              By: /s/ Jeffrey P. Jacobs
                                  ---------------------

                              Name:  Jeffrey P. Jacobs
                              Title: President
                              Date:  December 4, 2001


                              CD ENTERTAINMENT, LTD.


     By: JACOBS ENTERTAINMENT LTD.,
                              its manager

                              By: /s/ Jeffrey P. Jacobs
                                  ----------------------

                              Name:  Jeffrey P. Jacobs
                              Title: Manager, Jacobs Entertainment Ltd.
                              Date:  December 4, 2001



                              /s/ Jeffrey P. Jacobs
                              -------------------------
                              Jeffrey P. Jacobs
                              Date: December 4, 2001

                              /s/ Richard E. Jacobs, Trustee
                              ---------------------------------
                              Richard E. Jacobs Revocable Trust

                              Date: December 4, 2001



                              /s/ Richard. E. Jacobs
                              --------------------------
                              Richard E. Jacobs

                              Date: December 4, 2001

                                 EXHIBIT INDEX
Item No.                          Description
--------                          -----------

(a)(1) Preliminary copy of Letter to Shareholders from Stephen D. Peskoff incorporated by reference to Schedule 14A filed by Colonial on December 4, 2001, and attached hereto as Exhibit (a)(3).


(a)(2) Preliminary copy of Notice of Special Meeting of Shareholders incorporated by reference to Schedule 14A filed by Colonial on December 4, 2001, and Preliminary Proxy Statement attached hereto as exhibit
       (a)(3).


(a)(3) Preliminary Proxy Statement, incorporated by reference to Schedule 14A filed by Colonial on December 4, 2001 including form of proxy card.